[redacted]

10026459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BOSTON STOCK EXCHANGE, 100 FRANKLIN STREET, 4TH FLOOR

(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PERRY STONE (617) 297-2160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PERRY STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONE SECURITIES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANDY S. BEEPATH
Notary Public
Commonwealth of Massachusetts
My Commission Expires June 22, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Stone Securities Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Stone Securities Corporation, (the Company) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Securities Corporation as of December 31, 2009, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2010

STONE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 235,955
Cash and securities segregated under federal and other regulations	3,121
Receivable from broker-dealers	71,067
Deposit with clearing organization	100,000
Securities owned:	
Marketable, at market value	5,946
Equipment, at cost, less accumulated depreciation of $38,973	-
Total Assets	$ 416,089

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 3,137
Total liabilities	3,137
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, issued and outstanding	-
Additional paid in capital	238,813
Retained earnings	174,139
Total shareholders' equity	412,952
Total liabilites and shareholders' equity	$ 416,089

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 892,101
Net investment gains (losses)	5,477
Other income	155
Interest and dividends	38,572
Total revenue	$ 936,305
Expenses:	
Employee compensation and benefits	$ 697,570
Commissions, floor brokerage, and exchange fees	60,376
Communications, occupancy, and equipment rental	50,901
Other operating expenses	131,753
Total expenses	$ 940,600
Net income before taxes	$ (4,295)
State excise tax	916
Net income	$ (5,211)

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2009	$ -	$ 238,813	$ 179,350	$ 418,163
Net income			(5,211)	(5,211)
Balance at December 31, 2009	$ -	$ 238,813	$ 174,139	$ 412,952

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ (5,211)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	324
Decrease in cash and securities segregated under regulations	97,538
Increase in deposit with clearing organization	(100,000)
Increase in due from broker-dealers	(5,549)
Decrease in marketable securities	283,588
Decrease in accounts payable, accrued expenses, and other liabilities	(98,189)
Total adjustments	177,712
Net cash provided by operating activities	172,501
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
None	-
Net increase in cash	172,501
Cash at beginning of the year	63,454
Cash at end of the year	$ 235,955
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 916

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

STONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Massachusetts corporation on October 31, 1991, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2009 was $324.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2009 there was an unrealized loss of $17,956.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has incurred, at a value that reflects management's estimate of the impairment.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The state of Massachusetts imposes an excise tax on S corporations, which is reflected in the income statement.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $399,773 at December 31, 2009, which exceeded required net capital of $250,000 by $149,773. The Ratio of aggregate indebtedness to net capital at December 31, 2009, was 0.78%.

NOTE 4- CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,121 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

STONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2009

NOTE 6- PROFIT SHARING PLAN

The Corporation has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $0 for the year ended December 31, 2009.

STONE SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2009

SCHEDULE I

STONE SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 3,137
TOTAL AGGREGATE INDEBTEDNESS	$ 3,137
NET CAPITAL:	
Additional paid in capital	$ 238,813
Retained earnings	174,139
	412,952
ADJUSTMENTS TO NET CAPITAL:	
Receivable from broker-dealers over thirty days	(12,287)
Furniture & equipment	-
Haircuts	(892)
Net capital, as defined	$ 399,773
MINIMUM NET CAPITAL REQUIREMENT	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 149,773
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.78%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

STONE SECURITIES CORPORATION

RECONCILIATION OF 15c3-3 RESERVE COMPUTATION

DECEMBER 31, 2009

Reconciliation with Company's computation (included In Part II of Form X-17A-5 as of December 31, 2009)

105% of excess of total credits over total debits as reported in Company's Part II FOCUS report	**$ 0**
Additional reserve for 105% of excess of total credits over total debits	**0**
Reserve requirement per audited computation	**$ 0**

SCHEDULE II

STONE SECURITIES CORPORATION

COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

Credit Balances:	
1. Free credit balances and other credit balances in customers' security accounts	$ 0
2. Other	0
Total Credits	0
Debit Balances:	
1. Debit balances in customers' cash and margin accounts	$ 0
2. Other	0
3. Aggregate debit items	0
Total Debits	0
Reserve Computation	
1. Excess of total debit over total credits	$ 0
2. Excess of total credits over total debits	0
3. 105% of excess total credits over total debits	0
4. Amount held on deposit in "Reserve Bank Account(s)"	3,121
5. Amount on deposit (or withdrawal)	0
6. New amount in Reserve Bank Account(s)	$3,121

SCHEDULE III

STONE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Stone Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stone Securities Corporation (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regultory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2010

STONE SECURITIES CORPORATION

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Board of Directors
Stone Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Stone Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Stone Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Stone Securities Corporation's management is responsible for the Stone Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009, noting no differences;
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 25, 2010

STONE SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$1,827**
Less Payments Made:		
Date Paid	**Amount**	
01-20-09	**$ 150**	
07-27-09	**669**	
		(819)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$1,008**
Payment made with Form SIPC 7T		**$1,008**

See Accountant's Report

STONE SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	**$ 745,649**
Additions:	
Net loss from principal transactions in securities in trading accounts	**13,538**
Total additions	**$ 13,538**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**4,751**
Net gain from securities in investment accounts	**23,702**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**47**
Total deductions	**$ 28,500**
SIPC NET OPERATING REVENUES	**$ 730,687**
GENERAL ASSESSMENT @ .0025	**$ 1,827**

See Accountant's Report